SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Navistar International Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

63934E108
(CUSIP Number)

Owl Creek Asset Management, L.P.
640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
(212) 688-2550

With a copy to:
Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022, Attn: Marc Weingarten, Esq.
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 12 Pages)

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Owl Creek I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 74,164
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 74,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 74,164
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Owl Creek II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,151,385
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,151,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,151,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Owl Creek Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,614,695
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,614,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,614,695
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON* FI

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,840,244
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,840,244
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,840,244
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,840,244
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,840,244
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,840,244
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Jeffrey A. Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,864,434
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,864,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,864,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 8 of 12 Pages

This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 19, 2011 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D"), relating to the common stock, par value $0.10 per share (the "Common Stock"), of Navistar International Corporation (the "Issuer"). This Amendment No. 1 amends and restates Item 5 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

A.	Owl Creek I, L.P.
(a) Aggregate number of shares beneficially owned: 74,164

Percentage:  0.1%  The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 69,097,189 shares of Common Stock outstanding as of January 13, 2012, as reported by the Company in its Definitive Proxy Statement on Schedule 14A filed by the Issuer on January 20, 2012.

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote:
74,164 shares of Common Stock
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition:
74,164 shares of Common Stock
(c)	See Schedule I attached hereto.
(d)	Not applicable.
(e)	Not applicable.

B.	Owl Creek II, L.P.
	(a)	Aggregate number of shares beneficially owned:
1,151,385 shares of Common Stock
Percentage: 1.7%
	(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote:
1,151,385 shares of Common Stock
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition:
1,151,385 shares of Common Stock
	(c)	See Schedule I attached hereto.
	(d)	Not applicable.
	(e)	Not applicable.

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 9 of 12 Pages

C.	Owl Creek Overseas Master Fund, Ltd.
	(a)	Aggregate number of shares beneficially owned:
3,614,695 shares of Common Stock
Percentage: 5.2%
	(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote:
3,614,695 shares of Common Stock
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition:
3,614,695 shares of Common Stock
	(c)	See Schedule I attached hereto.
	(d)	Not applicable.
	(e)	Not applicable.

D.	Owl Creek Advisors, LLC
	(a)	Aggregate number of shares beneficially owned:
4,840,244 shares of Common Stock
Percentage: 7.0%
	(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote:
4,840,244 shares of Common Stock
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition:
4,840,244 shares of Common Stock
(c)
Owl Creek Advisors did not enter into any transactions in the Common Stock of the Company within the last 60 days.  However, Owl Creek Advisors is the general partner of Owl Creek I and Owl Creek II and the manager of Owl Creek Overseas, and has the power to direct the affairs of Owl Creek I and Owl Creek II and Owl Creek Overseas. The information with respect to the transactions by Owl Creek I, Owl Creek II and Owl Creek Overseas since the filing of the Original Schedule 13D is set forth in Schedule I attached hereto and is incorporated by reference.

	(d)	Not applicable.
	(e)	Not applicable.

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 10 of 12 Pages

E.	Owl Creek Asset Management, L.P.
	(a)	Aggregate number of shares beneficially owned:
4,840,244 shares of Common Stock
Percentage: 7.0%
	(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote:
4,840,244 shares of Common Stock
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition:
4,840,244 shares of Common Stock
(c)
The Investment Manager did not enter into any transactions in the Common Stock of the Company within the last 60 days.  However, the Investment Manager is the investment manager to Owl Creek I, Owl Creek II and Owl Creek Overseas and has the power to direct the investment activities of Owl Creek I, Owl Creek II and Owl Creek Overseas.  The information with respect to the transactions by Owl Creek I, Owl Creek II and Owl Creek Overseas since the filing of the Original Schedule 13D is set forth in Schedule I attached hereto and is incorporated by reference.

	(d)	Not applicable.
	(e)	Not applicable.

F.	Jeffrey A. Altman
	(a)	Aggregate number of shares beneficially owned:
4,864,434 shares of Common Stock
Percentage: 7.0%
	(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote:
4,864,434 shares of Common Stock
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition:
4,864,434 shares of Common Stock
(c)
The information with respect to the transactions by Owl Creek I, Owl Creek II, Owl Creek Overseas and Jeffrey A. Altman (including his foundation) since the filing of the Original Schedule 13D is set forth in Schedule I attached hereto and is incorporated by reference.

	(d)	Not applicable.
	(e)	Not applicable.

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2012

/s/ JEFFREY A. ALTMAN
Jeffrey A. Altman, individually, and as
managing member of Owl Creek Advisors, LLC,
for itself and as general partner of
Owl Creek I, L.P. and Owl Creek II L.P.,
and as managing member of the general
partner of Owl Creek Asset Management, L.P.,
for itself and as investment manager to Owl
Creek Overseas Master Fund, Ltd.

CUSIP No. 63934E108	SCHEDULE 13D/A	Page 12 of 12 Pages

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person since the filing of the Original Schedule 13D.  All transactions were effectuated in the open market through a broker, unless otherwise stated.

Owl Creek I, L.P.

Trade Date	Shared Purchased (Sold)	Price($)*
1/3/2012	(7,700)	37.88**
1/26/2012	(500)	45.04
1/27/2012	(100)	45.00
2/1/2012	(500)	45.32
2/1/2012	(3,300)	45.26
2/2/2012	(600)	45.47
2/3/2012	(4,600)	47.38
2/6/2012	(2,900)	47.36
2/7/2012	(1,944)	46.51
2/8/2012	(1,125)	46.70

Owl Creek II L.P.

Trade Date	Shared Purchased (Sold)	Price($)*
1/3/2012	(110,100)	37.88**
1/26/2012	(8,500)	45.04
1/27/2012	(900)	45.00
2/1/2012	(7,800)	45.32
2/1/2012	(54,100)	45.26
2/2/2012	(9,300)	45.47
2/3/2012	(71,400)	47.38
2/6/2012	(36,200)	47.36
2/7/2012	(31,700)	46.51
2/8/2012	(17,300)	46.70

Owl Creek Overseas Master Fund, Ltd.

Trade Date	Shared Purchased (Sold)	Price($)*
1/3/2012	117,800	37.88**
1/26/2012	(27,400)	45.04
1/27/2012	(4,000)	45.00
2/1/2012	(24,400)	45.32
2/1/2012	(433,500)	45.26
2/2/2012	(29,100)	45.47
2/3/2012	(224,000)	47.38
2/6/2012	(113,100)	47.36
2/7/2012	(99,400)	46.51
2/8/2012	(55,200)	46.70

Jeffrey A. Altman

Trade Date	Shared Purchased (Sold)	Price($)*
1/9/2012	(26,000)	38.70

*           Excluding commissions.

**        Such trades were cross transactions between funds.